Holcim
Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Schweiz
Tel. +41 58 858 87 10
Fax +41 58 858 87 19

Media release

SUPPL

File N° 82-4093

Successful start to the new year. Investments in India and China create new growth potential.

- Higher sales volumes across all segments.
- Net sales up 70 percent to CHF 4.628 billion.
- 52 percent rise in operating EBITDA to CHF 1.001 billion.
- Operating profit advances 53 percent to CHF 627 million.
- Net income jumps 70 percent to CHF 273 million.

May 11, 2006

Group strength through global presence
All Group regions reported a very successful start to the 2006 financial year. The global economy continued to expand at a favorable pace, thereby ensuring that demand for building materials also remained robust. Sales and quantities delivered rose in all segments. Sustained solid internal growth and the newly consolidated companies in the UK, the USA and India were responsible for this result.

Deliveries of cement were up by 24.7 percent year-on-year. Sales of aggregates rose significantly, recording an impressive 89.6 percent increase, and volumes of ready-mix concrete sold also achieved an above-average increase of 44.4 percent. Thanks to Aggregate Industries whose sales in the previous year were only incorporated into the consolidated accounts as of April, both segments in Europe and North America posted the strongest growth in percentage terms.

Group in million CHF	1st quarter 2006	1st quarter 2005[1]	+/-%
Net sales	4,628	2,730	+69.5
Operating EBITDA	1,001	658	+52.1
Operating profit	627	411	+52.6
Net income	273	161	+69.6
Cash flow from operating activities	(107)	77	-239.0

1 Adjusted in line with IAS 21 amended.

Consolidated net sales improved by 69.5 percent to CHF 4.628 billion. In many markets Holcim was able to lift the prices of products. Combined with the consistent implementation of programs to enhance efficiency and control costs, the Group could absorb the effects of higher energy and transport prices. Operating EBITDA grew by 52.1 percent to CHF 1.001 billion. The Group achieved net income of CHF 273 million, which represents an increase of 69.6 percent. In the construction materials business, cash flow from operating activities is subject to considerable seasonal fluctuation. This was further influenced by the first-time consolidation of Aggregate Industries. Weather conditions mean that the construction business in general and road

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construction in particular is very weak in the first few months of the year in the UK and the northern part of the USA. Traditionally Aggregate Industries have low sales volumes at this time of the year. Consolidated cash flow from operating activities was therefore in negative territory at CHF 107 million (first quarter 2005: +77). On a like-for-like basis, cash flow increased by CHF 40 million to CHF 117 million.

Stronger demand for cement in Europe
In the first quarter of 2006, economic expansion in Group region Europe was very satisfactory. Although heavy winter snow at the start of the year hindered construction activity in some market regions, virtually all regional companies reported higher sales of cement, aggregates and ready-mix concrete.

On the back of strong demand, sales volumes were solid in northern France and Switzerland. Thanks to an encouraging order book in the Hamburg region, Holcim Germany lifted sales of ready-mix concrete. At the same time, the company profited from cement exports to Aggregate Industries in the UK. Allowing for the normally weak first quarter, Aggregate Industries recorded gratifying volume growth in its home market in the United Kingdom. Demand also held up well in central and southeastern Europe. In Croatia, Romania and Bulgaria, the Group companies were able to increase deliveries in all segments. Alpha Cement in Russia also showed a pleasing development.

Overall, cement sales in this Group region rose by 7.3 percent to 5.9 million tonnes. Special mention must be made of the increase in sales of aggregates by 75 percent to 18.9 million tonnes and in sales of ready-mix concrete by 41.4 percent to 4.1 million cubic meters. The strong upturn is largely attributable to Aggregate Industries, whose results have been fully consolidated since April 2005. In the first quarter of 2006, this company alone posted sales in Europe of 6.7 million tonnes of aggregates, 0.6 million cubic meters of ready-mix concrete and 1.3 million tonnes of asphalt.

Europe in million CHF	1st quarter 2006	1st quarter 2005	+/-%
Net sales	1,652	914	+80.7
Operating EBITDA	291	175	+66.3
Operating profit	162	92	+76.1

Operating EBITDA increased by a strong 66.3 percent to CHF 291 million, with internal operating EBITDA up by 28.6 percent. This success was mainly due to first-time consolidation of Aggregate Industries. Also particularly pleasing was the ongoing improvement in the performance of the Group companies in France, Spain and Russia.

In the period under review, Group region Europe made consistent progress in expanding its operating activities. The major project to increase clinker capacity at the Beli Izvor works in Bulgaria is moving ahead according to plan. In Romania, after the completion of the modernization of the Alesd plant Holcim started work on the construction of a new kiln line at the Campulung plant.

Dynamic construction activities in North America
The state of the North American construction industry remains very healthy. Thanks to the mild, dry winter, in many places building sites were able to work through the season without a break. This in turn generated additional demand for building materials.

In the USA, the recovery in commercial and industrial construction continues apace. The accelerated expansion and modernization of the country's transport infrastructure provided the main stimuli. In Canada too, demand picked up in the construction sector in the second half of 2005. Housing construction was surprisingly buoyant, and the continuation of various infrastructure projects helped to buttress the construction cycle.

Holcim US and St. Lawrence Cement posted strong appreciable gains in cement sales. At the same time, both companies were able to implement price adjustments in several market regions. Consolidated cement sales in Group region North America increased by 16.7 percent to 3.5 million tonnes.

The increase in sales volumes reflects the consolidation of the aggregate and ready-mix concrete deliveries of Aggregate Industries US. In the first quarter of the year, the new US Group company sold 7.1 million tonnes of aggregates, 0.7 million cubic meters of ready-mix concrete and 0.5 million tonnes of asphalt. Including the improved sales of the Canadian affiliate in the respective segments, the consolidated sales volumes of aggregates increased by 416.7 percent to 9.3 million tonnes and of ready-mix concrete by 266.7 percent to 1.1 million cubic meters.

North America in million CHF	1st quarter 2006	1st quarter 2005	+/-%
Net sales	884	405	+118.3
Operating EBITDA	77	43	+79.1
Operating profit	(1)	2	-150.0

Thanks to the gratifying market development in North America, Holcim US and St. Lawrence Cement reported considerably stronger earnings and improved operating margins. However, Aggregate Industries always posts a loss in the first quarter. On balance, consolidated operating EBITDA nevertheless increased by a remarkable 79.1 percent to CHF 77 million. Internal operating EBITDA growth in Group region North America reached an impressive 137.2 percent.

At the end of March civil construction started at the new cement plant at Ste. Genevieve on the Mississippi. With an annual capacity of 4 million tonnes of cement, this site will further strengthen the cost leadership along the entire Mississippi-Missouri river system up to the Great Lakes as from 2009.

Continued growth in Latin America

Despite variations between the local markets, Group region Latin America has got off to a solid start in 2006. Oil-producing countries continued to profit from high energy prices, which led to substantially higher public earnings in Mexico, Ecuador and Venezuela. This favorable economic environment has also had a positive influence on construction activity, in particular private and public-sector housing and infrastructure projects.

Particularly Holcim Apasco in Mexico continued its robust performance of the second half of 2005 into the present year. Active throughout Mexico, this Group company recorded a strong advance in sales in all segments. Group companies in Central America, Venezuela and Ecuador also posted solid improvements in sales volumes. Cement sales of Holcim Colombia reached the previous year's record levels and prices improved. Holcim Brazil posted higher sales in all segments on the back of a modest pick-up in economic growth; however, prices are still under considerable pressure. Demand in the Argentine and Chilean markets is holding up well, and the Group companies Minetti and Cemento Polpaico delivered higher volumes of cement and ready-mix concrete.

Consolidated cement sales in Group region Latin America advanced by 18.5 percent to 6.4 million tonnes. Sales of aggregates increased 10.7 percent to 3.1 million tonnes, and deliveries of ready-mix concrete were up 26.3 percent to 2.4 million cubic meters. Holcim was able to sell substantially higher volumes in Brazil and Mexico.

Latin America in million CHF	1st quarter 2006	1st quarter 2005	+/-%
Net sales	926	675	+37.2
Operating EBITDA	329	250	+31.6
Operating profit	263	192	+37.0

With a few exceptions, there has been a marked improvement in the results of Group companies in Latin America. Holcim Apasco and Holcim Ecuador recorded the strongest earnings growth. By contrast, Holcim Brazil had to accept an erosion of margins in the face of unremitting price competition. Despite this, operating EBITDA for Group region Latin America increased by 31.6 percent to CHF 329 million. The Group posted internal operating EBITDA growth of 16.8 percent.

Solid development in Africa Middle East

The diverse Group region Africa Middle East experienced a good economic environment in the first quarter of 2006. The construction industry benefited from strong demand particularly in the countries along the North African coast and in South Africa.

The expansion of the transport and tourism infrastructure and the construction of public housing had a positive effect on the cement sales of Holcim Morocco and Egyptian Cement. Although the construction sector in Lebanon stagnated, the local Group company sold more cement. Private resellers continue to export cement, and Holcim Lebanon, too, was able to increase sales to neighboring countries. The sales volumes of Group companies in the Indian Ocean region also improved. Road and housing construction were the prime drivers of growth on La Réunion. In Madagascar, there was no sign of an end to the crisis in the building sector. Construction activity picked up a little in West Africa. Although Holcim South Africa's sales were hit by heavy seasonal rainfall, delivery volumes matched the previous year's high levels.

On balance, cement sales in this Group region rose by 6.3 percent to 3.4 million tonnes. Aggregate and ready-mix concrete sales rose by 25 percent to 2.5 million tonnes and 25 percent to 0.5 million cubic meters, respectively.

Africa Middle East in million CHF	1st quarter 2006	1st quarter 2005	+/-%
Net sales	466	379	+23.0
Operating EBITDA	151	127	+18.9
Operating profit	128	107	+19.6

In terms of profitability, Group region Africa Middle East achieved substantially stronger results. Operating EBITDA increased by 18.9 percent to CHF 151 million, while internal operating EBITDA growth was 14.2 percent.

In the period under review, Holcim established a foothold in the lucrative building materials market of the United Arab Emirates (UAE). Holcim acquired a 25 percent interest in Abu Dhabi-based National Cement Factory, founded in 2005. The company has already started work on the construction of a grinding station with an annual capacity of 2 million tonnes of cement. This new plant is expected to come on stream in the second half of 2007 and will provide high-quality

cement for the booming construction market. Holcim has an option to increase its participation to 50 percent after the first full year of operations.

The project to expand the capacity of the grinding station in Famagusta was successfully completed. As a result, Holcim Lebanon can ship additional quantities of clinker to northern Cyprus.

Robust building activity in Asia Pacific

In Group region Asia Pacific the construction sector posted a further improvement in the first quarter of 2006. However, higher energy prices, rising interest rates and local factors have had a moderating effect on economic growth in some countries.

India, the Group's newest market, continues to boom. Ambuja Cement Eastern and since February first-time consolidated ACC Limited – formerly The Associated Cement Companies Ltd. – both reported substantially higher sales. Demand for building materials has been fueled by private and public residential construction and major infrastructure projects. Cement sales also rose in Sri Lanka and Bangladesh. In Thailand, Siam City Cement managed to compensate for lower domestic sales with higher cement exports. Group companies in Vietnam and Indonesia focused on higher-margin deliveries and accepted a temporary decline in sales volumes. Thanks to the boom in commercial construction and increasing infrastructure investment, Cement Australia was able to match the high volumes achieved in the year-ago period. Holcim New Zealand, however, reported a moderate decline in volumes in all segments.

The marked expansion of 48.5 percent in cement sales to 10.1 million tonnes is explained by the first-time consolidations in India. In the aggregates segment, deliveries declined by 12.5 percent to 0.7 million tonnes. Sales of ready-mix concrete increased, though. This is primarily the consequence of enhanced vertical integration on the part of Siam City Cement in the Bangkok region and the recent consolidation of ACC in India.

Asia Pacific in million CHF	1st quarter 2006	1st quarter 2005	+/-%
Net sales	862	495	+74.1
Operating EBITDA	217	117	+85.5
Operating profit	141	72	+95.8

The Group's operating EBITDA rose sharply by 85.5 percent to CHF 217 million. The significantly higher result mainly reflects the expanded scope of consolidation and the good performance in India. The strong operating improvements in Indonesia, Malaysia, Sri Lanka and Bangladesh were compensated by a weaker demand in Australia and New Zealand as well as higher distribution costs in Thailand and the Philippines. On a like-for-like basis operating EBITDA was maintained on the previous year's first quarter level.

Consistent focus on sustained growth strategy

In the first quarter of 2006, Holcim maintained its consistent focus on its global growth strategy by embarking on two important steps in its expansion.

Thanks to the outstanding strategic partnership in India, Holcim was able to acquire a substantial stake in Gujarat Ambuja Cements from the founder families at the beginning of the year. This company operates mainly in the North and West of the country and today owns 4 cement plants and 2 grinding stations with a total capacity of 14 million tonnes of cement a year. In the meantime, Holcim has a 14.8 percent stake in Gujarat Ambuja Cements.

Holcim is now participating in this dynamic growth market with a total cement capacity of 34 million tonnes; an additional 4 million tonnes will go on stream in the next 18 months.

Acquisition of a leading position in China

Parallel to the developments in India, Holcim has been given the opportunity to acquire a majority shareholding in Huaxin Cement in China.

With a current annual capacity of 22 million tonnes of cement, Huaxin Cement is one of the most progressive cement groups in the country. To enable it to continue to participate in the dynamic growth of the Chinese cement market, the Board of Directors of Huaxin Cement decided to increase the company's share capital through a private placement. Holcim will acquire all of the newly created shares. The General Meeting of Huaxin Cement already approved this private placement on April 7. On the assumption that Holcim will also receive the necessary permissions from the authorities, in the course of the year Holcim shall raise its participation in Huaxin Cement to 50.3 percent.

Huaxin Cement's home market is the Yangtze River Valley, particularly Hubei province in central China, but also Jiangsu province and Shanghai. The company's modern production facilities include 7 cement factories and 5 grinding stations. By the end of 2007 Huaxin Cement will bring on stream another 6 new kiln lines and an additional 3 grinding stations with a total annual capacity of 14 million tonnes of cement. The group will then have an overall capacity of 36 million tonnes.

Further growth in 2006

The building cycle is still intact, which will support demand in most countries at the current high levels. Holcim continues to take steps to enhance efficiency throughout the Group. Holcim's very solid positioning and the rapid integration of the recently acquired companies provide an excellent foundation for generating further solid growth in the future. The Board of Directors and Executive Committee expect a further improvement in results in the current financial year. The forecasts published in March 2006 for the 2006 financial year still hold in all respects. Internal operating EBITDA growth will be once again above the long-term average of 5 percent.

File N° 82-4093

Key figures

Group Holcim January – March		2006	2005 [1]	+/-%	+/-% Lokalwährung
Annual cement production capacity	million t	179.4	160.4 [2]	+11.8	
Sales of cement and clinker	million t	27.8	22.3	+24.7	
Sales of mineral components	million t	1.1	0.9	+22.2	
Sales of aggregates	Million t	34.5	18.2	+89.6	
Sales of ready-mix concrete	million m3	9.1	6.3	+44.4	
Sales of asphalt	million t	1.8			
Net sales	million CHF	4,628	2,730	+69.5	+58.1
Operating EBITDA	million CHF	1,001	658	+52,1	+40.6
Operating EBITDA margin	%	21.6	24.1		
EBITDA	million CHF	1,031	680	+51.6	+41.6
Operating profit	million CHF	627	411	+52.6	+40.4
Operating profit margin	%	13.5	15.1		
Net income	million CHF	273	161	+69.6	+57.8
Net income margin	%	5.9	5.9		
Net income attributable to equity holders of Holcim Ltd	million CHF	170	120	+41.7	+30.8
Cash flow from operating activities	million CHF	(107)	77	-239.0	-232.5
Cash flow margin	%	(2.3)	2.8		
Net financial debt	million CHF	14,063	12,693 [2]	+10.8	+10.8
Total shareholders' equity	million CHF	15,418	14,250 [2]	+8.2	+8.0
Gearing [3]	%	91.2	89.1 [2]		
Personnel	31.3.	78,717	59,901 [2]	+31.4	
Earnings per dividend-bearing share [4]	CHF	0.74	0.53	+39.6	+30.2
Earnings per share (fully diluted) [4]	CHF	0.74	0.53	+39.6	+30.2
Cash earnings per dividend bearing share [4] [5]	CHF	0.83	0.61	+36.1	+26.2

Principal key figures in USD (illustrative) [6]				
Net sales	million USD	3,560	2,314	+53.8
Operating EBITDA	million USD	770	558	+38.0
Operating profit	million USD	482	348	+38.5
Net income attributable to equity holders of Holcim Ltd	million USD	131	102	+28.4
Cash flow from operating activities	million USD	(82)	65	-226.2
Net financial debt	million USD	10,818	9,616 [2]	+12.5
Total shareholders' equity	million USD	11,860	10,795 [2]	+9.9
Earnings per dividend-bearing share [4]	USD	0.57	0.45	+26.7
Cash earnings per dividend bearing share [4] [5]	USD	0.64	0.52	+23.1

Principal key figures in EUR (illustrative) [6]				
Net sales	million EUR	2,967	1 761	+68.5
Operating EBITDA	million EUR	642	425	+51.1
Operating profit	million EUR	402	265	+51.7
Net income attributable to equity holders of Holcim Ltd	million EUR	109	77	+41.6
Cash flow from operating activities	million EUR	(69)	50	-238.0
Net financial debt	million EUR	8,901	8,137 [2]	+9.4
Total shareholders' equity	million EUR	9,758	9,135 [2]	+6.8
Earnings per dividend-bearing share [4]	EUR	0.47	0.34	+38.2
Cash earnings per dividend bearing share [4] [5]	EUR	0.53	0.39	+35.9

1 Adjusted in line with IAS 21 amended.
2 As of December 31, 2005.
3 Net financial debt divided by total shareholders' equity.
4 EPS calculation based on net income attributable to equity holders of Holcim Ltd.
5 Excludes the amortization of other intangible assets.
6 Income statement figures translated at average rate; balance sheet figures at year-end rate.

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Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, sand and gravel) as well as downstream activities such as ready-mix concrete and asphalt including services. The Group holds majority and minority interests in more than 70 countries on all continents.

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This media release is also available in German.

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Corporate Communications: phone +41 58 858 87 10
Investor Relations: phone +41 58 858 87 87

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This media release, the first quarter interim report 2006 and results presentation can be downloaded from www.holcim.com/presentations